August 5, 2010	TSX: QC
NYSE AMEX: QCC

QUEST CAPITAL REPORTS SECOND QUARTER 2010 RESULTS

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”), today reported its financial results for the three and six months ended June 30, 2010, including substantial ongoing progress in monetizing its real estate loans.

“As a result of almost $30 million in loan monetizations in the second quarter and $87 million year to date, we are well on track with our stated recovery strategy,” said A. Murray Sinclair, Quest Chairman. As previously announced in June, with approximately $64 million of cash, we are looking forward to completing our substantial issuer bid and start resource lending shortly after closing the Sprott transaction. If approved by our shareholders on August 17, 2010, the migration to resource lending is expected to significantly enhance the long-term earnings and growth potential of our business and result in the early resumption of dividends in 2011.”

Mr. Sinclair added, “In simple terms, the plan would see Sprott manage a rebranded company, called Sprott Resource Lending Corp., that will finance a growing component of natural resource companies that is not served by conventional banks. Sprott will bring its considerable management expertise as well as deal flow, contacts and execution abilities to Sprott Resource Lending, and would invest up to $25 million by way of private placement in the rebranded Quest. It is our strongly held view that such a change is in the best interests of all Quest shareholders as a resource-based portfolio is expected to produce shorter-term loan durations with above average interest yields with the additional upside of bonus arrangements generally tied to the underlying resource properties or shares of the borrower.”

SECOND QUARTER RESULTS

  Net interest income in the second quarter was $3.8 million compared to $3.9 million a year ago.

  Loan loss in the quarter, net of recoveries, was $2.5 million compared to $5.9 million a year ago.

  Net loss was $0.9 million ($0.01 per share) compared to a loss of $4.3 million ($0.03 per share) in the second quarter of 2009.

  Loan principal repaid and sold in the second quarter included $28.4 million in loan principal repayments and sale proceeds received in cash as well as $5.7 million of principal transferred to other assets on the sale of two loans.

SIX MONTH RESULTS

  Net loss was reduced to $0.6 million ($0.00 per share) compared to net loss of $2.9 million ($0.02 per share) a year ago even though net interest income was $7.1 million compared to $10.5 million a year ago.

  Loan loss in the period was reduced to $4.1 million from $8.5 million a year ago.

QUEST CAPITAL CORP.
Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941

  Loans receivable declined to $198.8 million from $274.2 million at year end 2009 reflecting the decision to focus on loan monetizations rather than new lending, which reduced the total number of loans receivable to 25 from 34 at the end of 2009.

  Total liabilities decreased 86% to $3.4 million from $24.5 million at 2009 year end.

  Book value per share at June 30, 2010 increased 2% to $1.85 compared to $1.81 at December 31, 2009.

OUTLOOK

“Quest has ceased new real estate lending activity in anticipation of shareholder approval as a resource lender and a substantial issuer bid of up to $60 million of the Company’s common shares set to expire on August 30, 2010,” said Jim Grosdanis, Chief Financial Officer. “The substantial issuer bid will allow those shareholders focused solely on real estate investing an additional exit option prior to the change in strategy. Over the near term, the Company is expected to incur transition costs and a reduction in interest income which should result in temporary operating losses for the Company. Having said this, we are continuing to aggressively pursue our real estate loan monetization activities and increase our current cash balance to prepare Quest for the transition to a publicly traded resource lending institution. Sprott has assured us that once approved by our shareholders, investing of available funds in natural resource loans will be initiated without delay.”

CONFERENCE CALL

A conference call will be hosted by A. Murray Sinclair, Chairman, and Jim Grosdanis, Chief Financial Officer. It will begin at 11:00 am Eastern Daylight Savings Time on August 6, 2010 and can be accessed by dialing (416) 644-3417. The call will be recorded and a replay made available for one week ending Friday, August 13, 2009 at midnight. The replay can be accessed about one hour after the call by dialing (416) 640-1917 and entering passcode 4332954 followed by the number sign.

ABOUT QUEST

Quest is currently a publicly traded mortgage investment corporation. As a natural resource lender, Quest will ultimately cease to be a mortgage investment corporation. Accordingly, Quest will provide further guidance as to its ability or intention to remain a mortgage investment corporation for the remainder of the current fiscal year.

At a special meeting of shareholders on August 17, 2010, shareholders will consider the Sprott transaction, endorsed by Quest’s Board of Directors, and to vote on the various resolutions to effect the Sprott transaction. Circulars and other documents relating to the substantial issuer bid and the special meeting of shareholders have been sent to shareholders and are available on the Company’s website under the headings “Substantial Issuer Bid” and “Special Meeting”, respectively, or alternatively, at www.sedar.com or www.sec.gov.

For more information about Quest, please visit our website (www.questcapcorp.com) or www.sedar.com or contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)
(800) 318-3094 or (604) 687-8378

Forward Looking Statements

This press release may include certain statements that constitute “forward-looking statements”, and“forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.